August 6, 2019

William Lei Ding
Chief Executive Officer
Youdao, Inc.
No. 399, Wangshang Road, Binjiang District
Hangzhou 310051
Peoples Republic of China

       Re: Youdao, Inc.
           Draft Registration Statement on Form F-1
           Submitted July 11, 2019
           CIK No. 0001781753

Dear Mr. Ding:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Business, page 1

1. We note your disclosure that "Youdao was founded in 2006 as part of NetEase" and that
       Youdao has operated "for over a decade." Clarify and prominently disclose that the company conducting this offering has a limited operating history on a consolidated basis and was recently formed following a series of transactions initiated by your controlling shareholder, NetEase. Disclose that you will continue to be controlled by NetEase following the offering.
 William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
August 6, 2019 Page 2
Page 2
FirstName LastName
2. Define and include a brief description of how you measure MAUs upon first use.
         Additionally, disclose that MAUs are derived from both of your reportable segments.
         Discuss the possible variance in the value of each user given how you define the metric.
         For example, disclose that certain MAUs could be one-time users who access your dictionary application as opposed to a frequent user who is taking one of your courses.
Our History and Corporate Structure, page 4

3. Please reconcile your disclosure on page 4 that you launched Youdao Premium Courses in
         2014 with the disclosure in the first risk factor on page 16 that you began to offer Youdao
         Premium Courses recently in 2016.
4. Where you discuss the restrictions imposed by PRC law on foreign ownership of companies engaged in certain services, also disclose that as a result of these restrictions you do not directly own any substantive operations in China. Highlight that if your PRC
         VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control, and if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs' financial results with your financial results. State the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Disclose that you rely on dividends and other distributions paid to you by your PRC subsidiary, which in turn depends on the service fees paid to your
         PRC subsidiary from your VIEs. Confirm that you do not have unfettered access to your
         PRC subsidiary's and VIEs' revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.
5. Please include the beneficial ownership and voting power to be held by NetEase in the chart showing your anticipated post-offering ownership structure. Also enlarge the chart and accompanying text so that each is fully legible. Furthermore, revise footnotes (5) and
         (6) to the chart to disclose that Mr. William Lei Ding is the Chief Executive Officer, a director and the major shareholder of NetEase.
Risk Factors
Risks Related to Our Business and Industry
We have a limited history in operating certain of our products and services, which makes it difficult to evaluate our future prospects..., page 16

6. Highlight with greater specificity the challenges associated with your limited operating history and ongoing integration of recent acquisitions. Discuss the risks inherent in investing in a company that has not previously operated as a stand-alone consolidated entity.
 William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
August 6, 2019 Page 3
Page 3
FirstName LastName
Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, page 19

7. Revise the title of this risk factor to indicate that you do not comply with certain PRC regulatory requirements regarding online private education.
8. You disclose that Youdao Computer and certain operating subsidiaries do not include
         "training" in their authorized scope of business as they do not hold a private school operating permit. As Youdao Computer provides online learning services, disclose the scope of its business license and the business licenses of the operating subsidiaries that provide learning services, and explain how the business scopes would cover the learning services each provides.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies...may delay us from using the proceeds..., page 44

9. You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC subsidiary through loans or capital contributions (e.g., your PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital). Quantify here and where applicable in the prospectus the extent to which you may make loans or capital contributions to your PRC subsidiaries based upon the applicable PRC restrictions.
Risks Related to the ADSs and This Offering
An active trading market for our ordinary shares or the ADSs may not develop and the trading price for our ADSs may fluctuate significantly, page 51

10. Address the risks that the company's dual-class share structure with differing voting rights may render its shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited..., page 54

11. Revise your disclosure under this risk factor to address whether a controlling shareholder owes fiduciary duties to a company and its minority shareholders under Cayman Islands law. Discuss how any fiduciary duties owed by a controlling shareholder may differ under Cayman Islands law from U.S. corporate law and how that might affect the ability of minority shareholders or the company to protect their respective interests.
 William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
August 6, 2019 Page 4
Page 4
FirstName LastName
Use of Proceeds, page 62

12. In light of the statutory limits and required regulatory approvals with respect to your ability to make loans and capital contributions to your PRC subsidiaries and VIEs, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries following this offering. Discuss any specific regulatory approvals you expect to seek and/or receive in connection with allocating the net proceeds of this offering and address how long it will take to receive these approvals. Also disclose, if true, that you expect the IPO proceeds to be used in the PRC in the form of RMB and, therefore, your VIEs will need to convert any capital contributions or loans from U.S.
         dollars to RMB.
Contractual Arrangements with Our VIEs and Their Respective Shareholders, page
72

13. We understand that you operate your value-added telecommunications services in China through Youdao Computer, one of your VIEs, due to restrictions imposed by PRC laws on foreign ownership of certain companies. We note that your other VIE, Linjiedian
         Education, currently does not operate any substantial business or hold any material assets.
         It is unclear why Linjiedian Education was set up as a VIE and why your wholly owned subsidiary (Youdao Information) entered into a series of contractual arrangements with
         Linjiedian Education. Explain your intentions for Linjiedian
Education.
Business Cooperation Agreements, page 75

14. Describe the purpose and material terms of each of the business cooperation agreements.
Our Relationship with NetEase, page 75

15. Discuss whether management or the board has implemented any structural protections intended to minimize or protect against conflicts of interest that may arise between the company and NetEase. For example, disclose whether directors who owe fiduciary duties to both the company and NetEase will participate in decisions about arrangements between the two companies, and address their obligations to present certain opportunities to each company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations, page 78

16. Given your history of net losses for the two most recent fiscal years, please address management's plan for profitability.
 William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
August 6, 2019 Page 5
Page 5
FirstName LastName
Our ability to increase our paid student enrollments, page 79

17. We note your disclosure regarding the increase in paid student enrollments from 2017 to
         2018 and that this is affected by the size of your student base and your ability to convert users and students of your free or low-price courses into paid student enrollments. To better understand this key performance indicator, please discuss trends in the factors that influence your ability to increase paid student enrollments. For example, disclose the number of courses that are free and low-priced compared to the number of courses that have paid student enrollments for each type of online course offering:
(i) Youdao Premium
         Courses; (ii) NetEase Cloud Classroom; and (iii) China University MOOC. In addition, discuss how student enrollments have increased, but your ratio of paid student enrollments has decreased. We refer to the disclosure on page 119 of the increase in student enrollments versus the increase in paid student enrollments in your Youdao Premium
         Courses for 2017 and 2018.
Our ability to broaden monetization channels, page 80

18. You explain that your future prospects and revenue growth depend in part on your ability to monetize your user base, content, and technologies in new ways. Explain with specificity how you intend to further diversify your solutions and monetization channels accordingly.
Our ability to manage our costs and expenses effectively, page 80

19. We note your disclosure that you believe you will be able to achieve operational synergies as you integrate the May 2019 acquisitions of NetEase Cloud Classroom, China
         University MOOC and NetEase Kada, from the NetEase Group due to these businesses benefiting from your experience and expertise in this area. Since both you and these businesses have been and continue to be controlled by NetEase, please clarify why the acquired businesses did not already benefit from this experience and expertise.
Results of Operations, page 91

20. As you disclose management reviews Average Total MAUs as a key performance metric, you should include a discussion of the metric for each period presented. Additionally, please disclose whether management uses any key performance metrics for your online marketing services segment. In that respect, we note that for the year ended December 31,
         2017, you generated the majority of your net revenues from this segment.
Net revenues, page 91

21. Please expand the discussion of changes in net revenues from period to period by quantifying the impact of the increase in tuition fees.
 William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
August 6, 2019 Page 6
Page 6
FirstName LastName
Cost of revenues, page 92

22. For period to period changes in costs associated with learning services and products, please tell us what consideration you gave to quantifying and discussing the increases in faculty members and related salaries and benefits, as well as any increases in the cost of course materials, etc. In regard to online marketing services costs, please consider quantifying and explaining increases in traffic acquisition costs and payroll-related expenses.
Holding Company Structure, page 98

23. Disclose that the payment of dividends to you by your PRC subsidiaries depends on service fees paid to your PRC subsidiaries by your VIEs in China. Disclose the amount of services fees paid to your PRC subsidiaries from your VIEs in the last two fiscal years.
         Disclose whether you expect these levels to continue in the future. Description of Share Capital
Ordinary Shares, page 159

24. You disclose that upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such
         Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. Explain the meaning of "affiliate" for purposes of this provision and describe any exceptions to the automatic conversion.
Financial Statements
Consolidated Balance Sheets, page F-3

25. Please give pro forma effect to the automatic conversion of your Series A convertible redeemable preferred shares into ordinary shares, in a separate column presented alongside your most recent historic balance sheet.
Consolidated Statements of Operations and Comprehensive Loss, page F-5

26. We note you generate revenue from learning services and products. Please separately state on the face of your income statement revenues from tangible products and revenues from services, pursuant to 5-03(b)1 of Regulation S-X, or advise us.
27. Please state separately the amount of cost of tangible goods sold and the amount of cost of services, pursuant to 5-03(b)2 of Regulation S-X, or advise us. William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
August 6, 2019 Page 7
Page 7
FirstName LastName
Note 1. Operations and Reorganization
(b) VIE arrangements, page F-11

28. We note your disclosure of the contractual agreements that provide the Company with effective control over the VIEs, presumably enabling the company to have power to direct the activities that most significantly affects the economic performance of the VIEs. Please clarify how the contractual agreements convey power to direct the activities of the VIEs and what those powers entail.
29.      We note that the Cooperation Agreement between Youdao Information and
Youdao
         Computer provides that the VIE share "a portion of its monthly income" with the WFOE.
         Please describe in greater detail and clarify how the operating and cooperation agreements convey substantially all of the economic benefits to the company. For example, explain whether the agreements provide that the VIEs pay annual service fees to the WFOE in an amount that is equivalent to all of their net income.
Note 2. Summary of Significant Accounting Policies
(m) Revenue Recognition, page F-20

30. We note that the learning periods of your Youdao Premium Courses generally range from one month to 12 months. Please disclose the typical or average duration of learning periods for live streaming and pre-recorded courses over which you ratably recognize revenue.
31. We note your representation that the company is the "primary obligor" in your arrangements with advertising customers. We also note you rely on and make payments to operators of third-party internet properties to implement your performance obligations.
         Please provide us your analysis regarding whether you are the principal or an agent in your arrangements with customers, where you rely on third party implementation partners. We refer you to ASC 606-10-55-36 through 55-40 and 50-12(c).
Note 20. Unaudited Pro Forma Loss per Share, page F-43

32. Please clarify the wording of the first paragraph of this footnote as it currently states pro forma net income (loss) per share is not presented while you also present this information in the same footnote.
General

33. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 William Lei Ding
FirstName LastNameWilliam Lei Ding
Youdao, Inc.
Comapany2019
August 6, NameYoudao, Inc.
Page 8
August 6, 2019 Page 8
FirstName LastName
34. We note references throughout the prospectus to a report commissioned by you and prepared by Frost & Sullivan. Please provide us with copies of this report with cross-
         references from the underlying factual support to the relevant statements in the prospectus.
        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Telecommunications